SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2019 Third Quarterly Report.

99.2	Continuing Connected Transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 23, 2019	By:	/s/ Guo Xiaojun
	Name:	Guo Xiaojun
	Title:	Secretary to Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2019 Third Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1

The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2019 third quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2	All directors attended the eighteenth meeting of the ninth session of the Board, and have considered and adopted the 2019 third quarterly report at the meeting.

1.3

Mr. Haijun, Chairman of the Company, Mr. Zhou Meiyun, Executive Director, Vice President and Chief Financial Officer overseeing the accounting operations, and Ms. Yang Yating, person-in-charge of Accounting Department (Deputy Accounting Chief) and Finance Manager warrant the truthfulness, accuracy and completeness of the financial report contained in this third quarterly report.

1.4	The financial report of the Company’s 2019 third quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

1

2. Key Financial Data & Change in Shareholdings

2.1	Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year
Total assets (RMB’000)	39,478,794	44,539,960	-11.36%
Total equity attributable to equity shareholders of the Company (RMB’000)	29,332,367	30,370,126	-3.42%

	From the beginning of the year to the end of the Reporting Period (January to September)	From the beginning of the year to the end of the Reporting Period last year (January to September)	Increase/decrease as compared to the corresponding period of the previous year
Net cash flows generated from operating activities (RMB’000)	(414,628)	3,335,224	-112.43%

	From the beginning of the year to the end of the Reporting Period (January to September)	From the beginning of the year to the end of the Reporting Period last year (January to September)	Increase/decrease as compared to the corresponding period of the previous year
Revenue (RMB’000)	75,369,599	80,820,403	-6.74%
Net profit attributable to equity shareholders of the Company (RMB’000)	1,672,132	4,660,414	-64.12%
Net profit attributable to equity shareholders of the Company excluding non-recurring items (RMB’000)	1,522,252	4,672,075	-67.42%
Return on net assets (weighted average) (%)	5.112	15.080	Decreased by 9.968 percentage points
Basic earnings per share (RMB/share)	0.144	0.431	-66.59%
Diluted earnings per share (RMB/share)	0.144	0.431	-66.59%

2

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount for the Reporting Period (July to September)	Amount from the beginning of the year to the end of the Reporting Period (January to September)
Losses on disposal of non-current assets	118,642	99,918
Government grants recognized through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	2,960	15,926
Losses on non-monetary assets transactions	35,324	35,324
Other non-operating income and expenses other than those mentioned above	-23,433	-39,301
Other profit and loss items that meet the definition of non-recurring items	23,002	52,517
Staff reduction fees	-4,889	-18,238
Effect on minority interests (after tax)	-710	280
Tax effect for the items above	-529	3,453
Total	150,367	149,879

3

2.2	Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders					87,362

Shareholdings of the top ten shareholders
Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.44	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	3,455,418,747	31.92	0	Unknown	0	Overseas legal person
China Securities Finance Corporation Limited	324,111,018	2.99	0	None	0	Others
HKSCC Limited	84,048,289	0.78	0	None	0	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	None	0	Others
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	0.42	0	None	0	Others
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	0.40	0	None	0	Others
China Asset Fund –Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	0.40	0	None	0	Others
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others
E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,083,700	0.40	0	None	0	Others

4

Shareholdings of the Top Ten Shareholders with Unlimited Conditions of Sale
Name of shareholder	Number of Liquidity Shares Holding Unlimited Conditions of Sale	Type and quantity of shares
		Type	Quantity
China Petroleum & Chemical Corporation	5,460,000,000	RMB common stocks	5,460,000,000
HKSCC (Nominees) Limited	3,455,418,747	Overseas listed foreign share	3,455,418,747
China Securities Finance Corporation Limited	324,111,018	RMB common stocks	324,111,018
HKSCC Limited	84,048,289	RMB common stocks	84,048,289
Central Huijin Investment Ltd.	67,655,800	RMB common stocks	67,655,800
GF Fund – Agricultural Bank of China – GF CSI Financial Asset Management Plan	45,222,300	RMB common stocks	45,222,300
Dacheng Fund – Agricultural Bank of China – Dacheng CSI Financial Asset Management Plan	43,531,469	RMB common stocks	43,531,469
China Asset Fund –Agricultural Bank of China – China Asset CSI Financial Asset Management Plan	43,083,750	RMB common stocks	43,083,750
Bosera Fund – Agricultural Bank of China – Bosera CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700
E Fund – Agricultural Bank of China – E Fund CSI Financial Asset Management Plan	43,083,700	RMB common stocks	43,083,700

Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administration Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee and HKSCC Limited is the nominal holder of the Company’s Shanghai-Hong Kong Stock Connect. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.

5

3. Major Events

3.1	Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

	As at 30 September 2019	As at 31 December 2018	Increase/ decrease amount	Change (%)	Major reason for change
Financial assets at fair value including current changes on losses	509,496	2,719,811	(2,210,315)	-81.27	The structural deposits, which are mainly classified as financial assets at fair value including current changes on losses, were substantially reduced.
Accounts payable	(4,735,018)	(7,394,383)	2,659,365	-35.96	The decrease in the balance of accounts payable was mainly due to the decrease of US$2.56 billion in accounts payable by Shanghai Petrochemical Company to the joint Sinopec Company, which was mainly due to changes in the arrangement of crude oil procurement plans.
Staff salaries and welfares payable	(442,528)	(128,861)	(313,667)	243.41	The balance of staff salaries and welfares payable increased by RMB314 million from the end of the last period, of which the balance of wages and bonuses increased by RMB312 million, mainly due to the increase of accrued bonus for the reporting period.
Taxes payable	(1,364,217)	(4,642,694)	3,278,477	-70.62%	The decrease in taxes payable was mainly due to the large amount of consumption tax at the end of the last period. The sales volume of gasoline, diesel and coal this year was affected by the economic situation and the downturn in the automobile market.

6

Unit: RMB’000

Item	For the nine-month period ended 31 March		Increase/ decrease amount	Change (%)	Major reason for change
	2019	2018
Financial expenses - net	(288,237)	(208,631)	(79,606)	38.16	Changes in financial expenses were mainly due to changes in exchange gains and losses, and exchange gains increased by RMB80 million over the last period.
Asset impairment losses	24,788	83,342	(58,554)	-70.26	In the reporting period, there is no significant impairment of long-term assets, so asset impairment losses fell sharply.
Asset disposal income	(135,242)	11,403	(146,645)	-1286.02	Asset disposal income mainly came from Jinyong land purchasing and storage.
Income tax expenses	285,697	1,279,038	(993,341)	-77.66	The decrease in income tax expenses was mainly due to the slash of profit before tax over the same period last year.

7

4. Appendix

4.1	CONSOLIDATED BALANCE SHEETS

AS AT 30 SEPTEMBER 2019

Unit: RMB’000

Items	As at the end of the period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	9,248,010	10,241,893
Financial assets at fair value including current changes on losses	509,496	2,719,811
Derivative financial assets	309	7,468
Notes payable	848,031	789,103
Accounts payable	2,816,064	3,181,142
Advances to suppliers	174,449	72,968
Other receivables	71,970	108,986
Including: Interests receivable	53,542	79,224
Inventories	6,007,979	8,120,875
Assets classified as held for sale	—	24,331
Other current assets	13,634	32,299

Total current assets	19,689,942	25,298,876

Non-current assets
Long-term equity investments	5,665,311	4,657,133
Investment properties	370,670	376,739
Fixed assets	11,143,885	11,670,453
Construction in progress	1,669,259	1,559,401
Right-of-use assets	47,360	—
Intangible assets	342,292	355,594
Long-term prepaid expenses	440,138	502,689
Deferred tax assets	109,937	119,075

Total non-current assets	19,788,852	19,241,084

Total assets	39,478,794	44,539,960

8

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2019

Unit: RMB’000

Items	As at the end of the period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	1,042,600	497,249
Derivative financial liabilities	611	11,005
Notes payable	445,000	—
Accounts payable	4,735,018	7,394,383
Accounts collected in advance	—	453,564
Employee benefits payable	442,528	128,861
Taxes payable	1,364,217	4,642,692
Other payables	911,107	785,260
Including: Interests payable	1,368	5,952
Dividends payable	29,144	26,488
Contract Liabilities	887,042	—
Non-current liabilities due within one year	26,353	—

Total current liabilities	9,854,476	13,913,014

Non-current liabilities
Lease liabilities	18,722	—
Deferred revenue	145,092	140,442

Total non-current liabilities	163,814	140,442

Total liabilities	10,018,290	14,053,456

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	6,724	10,389
Specific reserve	56,861	57,135
Surplus reserve	6,237,170	6,237,170
Undistributed profits	11,597,471	12,631,291

Total equity attributable to equity shareholders of the Company	29,332,367	30,370,126

Minority interests	128,137	116,378

Total shareholders’ equity	29,460,504	30,486,504

Total liabilities and shareholders’ equity	39,478,794	44,539,960

9

COMPANY BALANCE SHEETS

AS AT 30 SEPTEMBER 2019

Unit: RMB’000

Items	As at the end of the period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	7,777,083	9,119,013
Financial assets at fair value including current changes on losses	509,497	2,519,100
Derivative financial assets	—	6,953
Notes receivable	763,947	714,599
Accounts receivable	1,676,068	2,053,409
Advances to suppliers	113,241	68,934
Other receivables	57,611	96,182
Including: Interests receivable	50,565	79,114
Inventories	5,747,092	7,500,683

Total current assets	16,644,539	22,078,873

Non-current assets
Long-term equity investments	6,758,114	5,762,327
Investment properties	401,511	408,366
Fixed assets	10,942,034	11,459,333
Construction in progress	1,668,228	1,559,401
Right-of-use assets	43,714	—
Intangible assets	302,006	319,877
Long-term prepaid expenses	431,436	493,242
Deferred tax assets	100,922	109,137

Total non-current assets	20,647,965	20,111,683

Total assets	37,292,504	42,190,556

10

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 SEPTEMBER 2019

Unit: RMB’000

Items	As at the end of the period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	1,000,000	431,649
Derivative financial liabilities	—	9,799
Notes payable	445,000
Accounts payable	3,246,044	5,535,625
Accounts collected in advance	—	411,796
Contract Liabilities	782,056	—
Employee benefits payable	431,126	123,157
Taxes payable	1,349,540	4,608,232
Other payables	881,120	718,847
Including: Interests payable	916	4,225
Dividends payable	29,144	26,488
Non-current liabilities due within one year	24,870	—

Total current liabilities	8,159,756	11,839,105

Non-current liabilities
Lease liabilities	16,699	—
Deferred revenue	143,762	140,442

Total non-current liabilities	160,461	140,442

Total liabilities	8,320,217	11,979,547

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	600,768	600,768
Other comprehensive income	6,724	10,389
Specific reserve	56,836	57,135
Surplus reserve	6,237,170	6,237,170
Undistributed profits	11,246,975	12,481,733

Total shareholders’ equity	28,972,287	30,211,009

Total liabilities and shareholders’ equity	37,292,504	42,190,556

11

4.2	CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019 (Unaudited)

Unit: RMB’000

Items	Third quarter of (“3Q”)2019	3Q2018	First three quarters of 2019	First three quarters of 2018
Total revenue	23,377,016	28,632,763	75,369,599	80,820,403

Including: Revenue	23,377,016	28,632,763	75,369,599	80,820,403

Total operating cost	23,065,995	27,391,974	74,160,447	75,719,361

Including: Cost of sales	19,156,674	23,325,924	62,821,404	64,033,755
Taxes and surcharges	3,188,715	3,023,482	9,018,863	9,137,920
Selling and distribution expenses	128,952	117,759	389,367	389,205
General and administrative expenses	673,567	959,223	2,189,749	2,367,112
R&D expenses	7,922	—	29,301	—
Financial expenses	-89,835	-34,414	-288,237	-208,631
Add: Other income	460	8,410	3,011	21,962
Investment income (“-” to indicate loss)	189,251	297,992	709,218	933,950
Including: Share of income of associates and joint ventures	225,633	272,502	717,863	914,904
Change in fair value gains (“-” to indicate loss)	5,191	-7,784	-7,250	1,516
Asset impairment losses (“-” to indicate loss)	—	—	-2	—
Asset impairment losses (“-” to indicate loss)	—	-73,142	-24,786	-83,342
Asset disposal income (“-” to indicate loss)	153,966	-8,546	135,242	-11,403

12

CONSOLIDATED INCOME STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019 (Unaudited)

Unit: RMB’000

Items	3Q2019	3Q2018	First three quarters of 2019	First three quarters of 2018
Operating profit (“-” to indicate loss)	659,889	1,457,719	2,024,585	5,963,725
Add: Non-operating income	2,112	8,010	12,998	40,154
Less: Non-operating expenses	23,045	36,674	39,384	59,667

Total profit (“-” to indicate loss)	638,956	1,429,055	1,998,199	5,944,212

Less: Income tax expenses	70,171	295,366	285,697	1,279,038

Net Profit (“-” to indicate loss)	568,785	1,133,689	1,712,502	4,665,174
Classification by business continuity
1. Profit from continuing operations (“-” to indicate loss)	568,785	1,133,689	1,712,502	4,665,174
Classification by ownership
1. Attributable to equity shareholders of the Company (“-” to indicate loss)	534,891	1,136,283	1,672,132	4,660,414
2. Minority interests (“-” to indicate loss)	33,894	-2,594	40,370	4,760

Other comprehensive income, net of tax	—	—	-3,667	-5,063

Total comprehensive income	568,785	1,133,689	1,708,835	4,660,111

Attributable to equity shareholders of the Company	534,891	1,136,283	1,668,465	4,655,351
Minority interests	33,894	-2,594	40,370	4,760

Earnings per share
Basic earnings per share (RMB)	0.039	0.105	0.144	0.431
Diluted earnings per share (RMB)	0.039	0.105	0.144	0.431

13

COMPANY INCOME STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019 (Unaudited)

Unit: RMB’000

Items	3Q2019	3Q2018	First three quarters of 2019	First three quarters of 2018
Revenue	19,739,126	20,422,494	58,201,333	59,398,025
Less: Cost of sales	15,580,341	15,178,561	45,896,166	42,820,226
Taxes and surcharges	3,184,365	3,017,357	9,002,880	9,119,957
Selling and distribution expenses	106,167	98,709	321,851	310,364
General and administrative expenses	648,420	925,613	2,109,136	2,270,227
R&D expenses	5,823	—	23,354	—
Financial expenses	-72,706	-63,455	-258,220	-242,124
Add: Other income	342	6,704	1,294	18,485
Investment income (“-” to indicate loss)	209,083	262,976	711,098	882,898
Including: Share of income of associates and joint ventures	208,362	262,976	671,858	872,799
Change in fair value gains (“-” to indicate loss)	5,495	—	-6,757	—
Credit impairment losses (“-” to indicate loss)	—	—	-7	—
Asset impairment losses (“-” to indicate loss)	—	-57,950	-24,786	-68,150
Asset disposal income (“-” to indicate loss)	-3,243	-8,546	-27,015	-11,439
Operating profit (“-” to indicate loss)	498,393	1,468,893	1,759,993	5,941,169
Add: Non-operating income	2,005	7,789	7,141	13,789
Less: Non-operating expenses	23,042	25,321	39,379	37,107
Total profit (“-” to indicate loss)	477,356	1,451,361	1,727,755	5,917,851
Less: Income tax expenses	63,142	296,920	256,560	1,271,473
Net Profit (“-” to indicate loss)	414,214	1,154,441	1,471,195	4,646,378
1. Profit from continuing operations (“-” to indicate loss)	414,214	1,154,441	1,471,195	4,646,378
Other comprehensive income, net of tax	—	—	-3,667	-5,063

Total comprehensive income	414,214	1,154,441	1,467,528	4,641,315

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4.3	CONSOLIDATED CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019 (Unaudited)

Unit: RMB’000

Items	First three quarters of 2019	First three quarters of 2018
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	82,838,287	88,657,753
Refund of taxes and surcharges	1,498	53,650
Cash received relating to other operating activities	142,416	49,317

Sub-total of cash inflows	82,982,201	88,760,720

Cash paid for goods and services	67,619,497	69,932,197
Cash paid to and on behalf of employees	1,917,525	1,836,820
Payments of taxes and surcharges	13,437,183	13,315,993
Cash paid relating to other operating activities	422,624	340,486

Sub-total of cash outflows	83,396,829	85,425,496

Net cash flows (used in)/ generated from operating activities	-414,628	3,335,224

2. Cash flows from investing activities
Cash received from entrusted lending	2,753,630	12,000
Cash received from returns on investments	87,469	811,442
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	214,370	210,585
Net cash received from disposal of subsidiaries and other operating units	-404	9,600
Cash received relating to other investing activities	3,434,755	3,299,675

Sub-total of cash inflows	6,489,820	4,343,302

Cash paid to acquire fixed assets, intangible assets and other long-term assets	937,712	569,996
Cash paid to entrusted lending	753,184	21,304
Cash paid to other related investment activities	7,625,416	2,781,897

Sub-total of cash outflows	9,316,312	3,373,197

Net cash flows generated from/ (used in) operating activities.	-2,826,492	970,105

15

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019 (Unaudited)

Unit: RMB’000

Items	First three quarters of 2019	First three quarters of 2018
3. Cash flows from financing activities
Cash received from the investment	—	37,102
Cash received from borrowings	3,730,100	2,519,859

Sub-total of cash inflows	3,730,100	2,556,961

Cash repayments of borrowings	3,184,749	1,261,157
Cash paid for distribution of dividends or profits and interest expenses	2,733,816	3,306,554
Cash paid for other financing activities	76,925	—

Sub-total of cash outflows	5,995,490	4,567,711

Net cash flows generated from financing activities	-2,265,390	-2,010,750

4. Effect of foreign exchange rate changes on cash and cash equivalents	12,627	16,986
5. Net increase in cash and cash equivalents	-5,493,883	2,311,565
Add: Cash and cash equivalents at beginning of the period	8,241,893	7,504,266
6. Cash and cash equivalents at end of the period	2,748,010	9,815,831

16

CASH FLOW STATEMENTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019 (Unaudited)

Unit: RMB’000

Items	First three quarters of 2019	First three quarters of 2018
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	64,505,401	67,070,300
Refund of taxes and surcharges	—	9,886
Cash received relating to other operating activities	171,983	20,088

Sub-total of cash inflows	64,677,384	67,100,274

Cash paid for goods and services	49,603,020	48,402,777
Cash paid to and on behalf of employees	1,804,996	1,629,076
Payments of taxes and surcharges	13,318,250	13,270,521
Cash paid relating to other operating activities	253,141	296,541

Sub-total of cash outflows	64,979,407	63,598,915

Net cash flows (used in)/ generated from operating activities	-302,023	3,501,359

2. Cash flows from investing activities
Cash received from the recovery of investments	2,552,461	—
Cash received from investment income	36,958	768,606
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	65,313	3,705
Cash received relating to other investing activities	3,412,340	3,272,662

Sub-total of cash inflows	6,067,072	4,044,973

Cash paid to acquire fixed assets, intangible assets and other long-term assets	925,218	584,517
Cash paid to investment activities	827,943	—
Cash paid to other related investment activities	7,613,200	2,800,000

Sub-total of cash outflows	9,366,361	3,384,517

Net cash flows used in investing activities	-3,299,289	660,456

17

CASH FLOW STATEMENTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2019 (Unaudited)

Unit: RMB’000

Items	First three quarters of 2019	First three quarters of 2018
3. Cash flows from financing activities
Cash received from the investment	—	37,102
Cash received from borrowings	3,700,000	2,421,159

Sub-total of cash inflows	3,700,000	2,458,261

Cash repayments of borrowings	3,131,649	1,178,000
Cash paid for distribution of dividends or profits and interest expenses	2,734,015	3,297,097
Cash paid for related financing activities	74,954	—

Sub-total of cash outflows	5,940,618	4,475,097

Net cash flows generated from financing activities	-2,240,618	-2,016,836

4. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
5. Net increase in cash and cash equivalents	-5,841,930	2,144,979
Add: Cash and cash equivalents at beginning of the period	7,119,013	6,268,493
6. Cash and cash equivalents at end of the period	1,277,083	8,413,472

18

4.4

First Implementation of The New Financial Instruments Standards, New Revenue Standards, New Lease Standards to Adjust Related Items in The Financial Statements at the Beginning of the Year of First Implementation

CONSOLIDATED BALANCE SHEETS

Unit: RMB’000

Items	31 Dec 2018	1 Jan 2019	Adjusted Data
Current assets
Cash at bank and on hand	10,241,893	10,241,893
Financial assets at fair value including current changes on losses	2,719,811	2,719,811
Derivative financial assets	7,468	7,468
Notes receivable	789,103	789,103
Accounts receivable	3,181,142	3,181,142
Advances to suppliers	72,968	72,860	-108
Other receivables	108,986	108,986
Including: Interests receivable	79,224	79,224
Inventories	8,120,875	8,120,875
Assets classified as held for sale	24,331	24,331
Other current assets	32,299	32,299

Total current assets	25,298,876	25,298,768	-108

Non-current assets
Long-term equity investments	4,657,133	4,657,133
Investment properties	376,739	376,739
Fixed assets	11,670,453	11,670,453
Construction in progress	1,559,401	1,559,401
Right-of-use assets		76,741	76,741
Intangible assets	355,594	355,594
Long-term prepaid expenses	502,689	502,689
Deferred tax assets	119,075	119,075

Total non-current assets	19,241,084	19,317,825	76,741

Total assets	44,539,960	44,616,593	76,633

19

CONSOLIDATED BALANCE SHEETS (CONTINUED)

Unit: RMB’000

Items	31 Dec 2018	1 Jan 2019	Adjusted Data
Current liabilities
Short-term borrowings	497,249	497,249
Derivative financial liabilities	11,005	11,005
Accounts payable	7,394,383	7,394,383
Accounts collected in advance	453,564	—	-453,564
Employee benefits payable	128,861	128,861
Taxes payable	4,642,692	4,642,692
Other payables	785,260	785,260
Including: Interests payable	5,952	5,952
Dividends payable	26,488	26,488
Contract Liabilities	—	453,564	453,564

Total current liabilities	13,913,014	13,913,014

Non-current liabilities
Lease liabilities	—	76,633	76,633
Deferred revenue	140,442	140,442

Total non-current liabilities	140,442	217,075	76,633

Total liabilities	14,053,456	14,130,089	76,633

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	610,327	610,327
Other comprehensive income	10,389	10,389
Specific reserve	57,135	57,135
Surplus reserve	6,237,170	6,237,170
Undistributed profits	12,631,291	12,631,291

Total equity attributable to equity shareholders of the Company	30,370,126	30,370,126

Minority interests	116,378	116,378

Total shareholders’ equity	30,486,504	30,486,504

Total liabilities and shareholders’ equity	44,539,960	44,616,593	76,633

20

COMPANY BALANCE SHEETS

Unit: RMB’000

Items	31 Dec 2018	1 Jan 2019	Adjusted Data
Current assets
Cash at bank and on hand	9,119,013	9,119,013
Financial assets at fair value including current changes on losses	2,519,100	2,519,100
Derivative financial assets	6,953	6,953
Notes receivable	714,599	714,599
Accounts receivable	2,053,409	2,053,409
Advances to suppliers	68,934	68,826	-108
Other receivables	96,182	96,182
Including: Interests receivable	79,114	79,114
Inventories	7,500,683	7,500,683

Total current assets	22,078,873	22,078,765	-108

Non-current assets
Long-term equity investments	5,762,327	5,762,327
Investment properties	408,366	408,366
Fixed assets	11,459,333	11,459,333
Construction in progress	1,559,401	1,559,401
Right-of-use assets	—	74,111	74,111
Intangible assets	319,877	319,877
Long-term prepaid expenses	493,242	493,242
Deferred tax assets	109,137	109,137

Total non-current assets	20,111,683	20,185,794	74,111

Total assets	42,190,556	42,264,559	74,003

21

COMPANY BALANCE SHEETS (CONTINUED)

Unit: RMB’000

Items	31 Dec 2018	1 Jan 2019	Adjusted Data
Current liabilities
Short-term borrowings	431,649	431,649
Derivative financial liabilities	9,799	9,799
Notes payable	5,535,625	5,535,625
Accounts collected in advance	411,796	—	-411,796
Contract Liabilities	—	411,796	411,796
Employee benefits payable	123,157	123,157
Taxes payable	4,608,232	4,608,232
Other payables	718,847	718,847
Including: Interests payable	4,225	4,225
Dividends payable	26,488	26,488

Total current liabilities	11,839,105	11,839,105

Non-current liabilities
Lease liabilities	—	74,003	74,003
Deferred revenue	140,442	140,442

Total non-current liabilities	140,442	214,445	74,003

Total liabilities	11,979,547	12,053,550	74,003

Shareholders’ equity
Share capital	10,823,814	10,823,814
Capital surplus	600,768	600,768
Other comprehensive income	10,389	10,389
Specific reserve	57,135	57,135
Surplus reserve	6,237,170	6,237,170
Undistributed profits	12,481,733	12,481,733

Total shareholders’ equity	30,211,009	30,211,009

Total liabilities and shareholders’ equity	42,190,556	42,264,559	74,003

22

4.5	Description of the First-Time Implementation of The New Financial Instrument Standards, Income Standard and New Leases Standards, Retrospective Adjustment of the Previous Data Comparison

The company has implemented the new leases standards since 1 January 2019, and has adjusted the first-time implementation of the financial statement related items at the beginning of the year, and has not retrospectively adjusted the comparative financial statements.

By Order of the Board

Sinopec Shanghai Petrochemical Company Limited

Guo Xiaojun

Joint Company Secretary

Shanghai, the PRC, 23 October 2019

23

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Continuing Connected Transactions

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. and the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016. Please refer to the 2016 Announcement and the 2016 Circular on the relevant continuing connected transactions issued by the Company on 23 August 2016 and 2 September 2016 respectively for details. At the 2016 EGM, the then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the relevant Annual Caps for the three years ended 31 December 2017, 2018 and 2019.

As the Existing Framework Agreements will expire on 31 December 2019 and in order to ensure the normal operation of the Company, the Company entered into (1) the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. and (2) the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 October 2019 for a term of three years expiring on 31 December 2022. The effectiveness of the Renewed Framework Agreements is conditional upon the passing of the relevant resolutions at the first EGM of the Company in 2019 approving the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The Continuing Connected Transactions are subject to the applicable requirements under Chapter 14A of the Hong Kong Listing Rules. In respect of the Continuing Connected Transactions under the Renewed Framework Agreements, the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis. Therefore, the Continuing Connected Transactions under the Renewed Framework Agreements constitute non-exempt Continuing Connected Transactions under the Hong Kong Listing Rules, and such transactions together with the Annual Caps will be subject to the approval by the Independent Shareholders at the EGM.

In addition, in accordance with the Shanghai Listing Rules, the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder, are subject to the approval by the Independent Shareholders and the applicable information disclosure procedures under the Shanghai Listing Rules.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the continuing connected transactions contemplated under the Renewed Framework Agreements and the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2020, 2021 and 2022. Pursuant to the Shanghai Listing Rules, the independent non-executive Directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder.

A circular containing detail of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder and the respective advice of the Independent Board Committee and the independent financial adviser (the “circular”) will be despatched to the H Shareholders of the Company on or around 13 November 2019. The Company will convene the EGM on Tuesday, 10 December 2019, the notice of the EGM will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form, notice of attendance and circular. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transactions (being Sinopec Corp. and its associates) shall abstain from voting at the EGM.

1.	INTRODUCTION

The Company entered into the Existing Mutual Product Supply and Sales Service Framework Agreement and the Existing Comprehensive Services Framework Agreement on 23 August 2016, details of which were disclosed in the 2016 Announcement and the 2016 Circular. Please refer to the 2016 Announcement and the 2016 Circular on the relevant continuing connected transactions issued by the Company on 23 August 2016 and 2 September 2016 respectively for details. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the Annual Caps for each of the three years ending 31 December 2017, 2018 and 2019 at the 2016 EGM held on 18 October 2016.

As the Existing Framework Agreements will expire on 31 December 2019 and in order to ensure the normal operation of the Company, the Company entered into (1) the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. and (2) the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 October 2019 for a term of three years expiring on 31 December 2022. The effectiveness of the Renewed Framework Agreements is conditional upon the passing of the relevant resolutions at the first EGM of the Company in 2019 approving the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The Continuing Connected Transactions are subject to the applicable requirements under Chapter 14A of the Hong Kong Listing Rules. In respect of the Continuing Connected Transactions under the Renewed Framework Agreements, the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis, therefore, the Continuing Connected Transactions under the Renewed Framework Agreements constitute non-exempt Continuing Connected Transactions under the Hong Kong Listing Rules, and such transactions together with the associated Annual Caps will be subject to the approval by the Independent Shareholders at the EGM.

In addition, in accordance with the Shanghai Listing Rules, the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder, are subject to the approval by the relevant non-associated Shareholders and the rules of relevant information disclosure procedures under the Shanghai Listing Rules.

At the 18th meeting of the ninth session of the Board held on 23 October 2019, the Board approved each of the Continuing Connected Transactions and the execution of the Renewed Framework Agreements.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the Continuing Connected Transactions contemplated under the Renewed Framework Agreements and the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2020, 2021 and 2022. Pursuant to the Shanghai Listing Rules, the Independent non-executive directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder.

A circular containing details on the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder and the respective advice of the Independent Board Committee and the Independent Financial Adviser, will be despatched to the H Shareholders on or around 13 November 2019. The Company will convene the EGM on Tuesday, 10 December 2019, the notice of the EGM will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form, notice of attendance and circular. Shareholders who are deemed to have an interest in any of the Continuing Connected Transactions (being Sinopec Corp. and its associates) shall abstain from voting at the EGM.

2.	CONTINUING CONNECTED TRANSACTIONS

2.1	Overview

Due to the special nature of the industry the Company operates in and as it is necessary for the operation of the Company’s business, the Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, Sinopec Corp. and their associates for, among other things, the purchase of raw materials (e.g. crude oil, naphtha, ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas, etc.), the sale of petrochemical products (e.g. butadiene, benzene, and EO, etc.), and the provision of sales agency services of petrochemical products (e.g. resins, synthetic fiber monomers and polymers and synthetic fibers, etc.).

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016. As the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2019 and the Company intends to continue to conduct similar transactions in the future, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue to obtain these products and services on 23 October 2019. The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the first EGM of the Company in 2019 approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including China Petrochemical Corporation and its associates) to support and supplement the Company’s core business. These services include construction, installation and engineering design services, petrochemical industry insurance services and financial services.

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016. As the Existing Comprehensive Services Framework Agreement will expire on 31 December 2019 and the Company intends to continue to conduct similar transactions in the future, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain these services on 23 October 2019. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the first EGM of the Company in 2019 approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The table below sets forth a summary of each of the Continuing Connected Transactions governed by the Existing Framework Agreements and the Renewed Framework Agreements.

				Historical figures			Annual Caps approved in 2016			Estimated Annual Caps
Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	For the year ended 31 December		For the six months ended 30 June 2016	For the year ending 31 December			For the year ending 31 December
				(RMB in millions)			(RMB in millions)			(RMB in millions)
				2017	2018	2019	2017	2018	2019	2020	2021	2022

Mutual Product Supply and Sale Services Framework Agreement

Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods	Provision of raw materials and goods to the Company by China Petrochemical Corporation, Sinopec Corp. and their associates	Three years expiring on 31 December 2022	43,414	56,428	28,162	63,257	74,689	80,286	78,453	74,111	78,591

Sale of petroleum products and petrochemical products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas etc.), petrochemical products (e.g. butadiene, benzene and EO etc.)	Sale of petroleum products by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2022	48,948	59,841	30,595	82,507	96,166	102,914	70,113	66,021	71,274

Property leasing	Property leasing services of certain housing units at Huamin Empire Plaza, No. 728, Yan’an Road West, Shanghai	Provision of property leasing services by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2022	28	30	26	36	36	36	37	37	37

Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products	Provision of sales agency services to the Company by Sinopec Corp. and its associates	Three years expiring on 31 December 2022	117	140	64	195	232	240	166	168	169
Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Construction, installation and engineering design services regarding petrochemical plant	Provided to the Company by China Petrochemical Corporation and its associates	Three years expiring on 31 December 2022	173	109	25	1,788	2,621	3,444	684	1,074	1,004

Petrochemical industry insurance services	The provision of property insurance cover on the operations of the Company	Provided to the Company by China Petrochemical Corporation	Three years expiring on 31 December 2022	126	121	55	140	160	180	120	130	140

Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, settlement and other financial services	Provided to the Company by an associate of China Petrochemical Corporation (Sinopec Finance Company Limited)	Three years expiring on 31 December 2022	5	19	0.5	200	200	200	200	200	200

2.2	The connected parties and their relationships

As at the date of this announcement, Sinopec Corp. holds 5,460,000,000 A shares of the Company, representing approximately 50.44% of the Company’s issued share capital, and it is therefore the controlling shareholder of the Company. Sinopec Corp’s associates do not hold any shares in the Company. China Petrochemical Corporation is the controlling shareholder of Sinopec Corp., directly and indirectly holding a 68.77% equity interest of its issued share capital as at the date of this announcement and is the de facto controller of the Company. Certain information regarding China Petrochemical Corporation and Sinopec Corp. is set out as follows:

Name of company:	China Petroleum & Chemical Corporation	China Petrochemical Corporation Limited

Registered address:	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed in Hong Kong, Shanghai, New York and London)	Limited liability company (State-owned enterprise)

Authorized representative:	Dai Houliang	Dai Houliang

Date of incorporation:	25 February 2000	24 July 1998

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB121,071,210,000	RMB326,547,222,000

Principal operation:	Exploration, exploitation, pipeline transportation and trading of crude oil and natural gas; production, trading, storage and transportation of chemical products such as refined oil, petrochemical products, chemical fibres, fertilisers and others; import and export of techniques and goods such as petroleum, natural gas, petroleum products, petrochemical products, and other chemical products; as well as import and export business agent of the aforementioned goods and techniques; research, exploration and application of techniques and information.	According to the its restructuring strategy in 2000, China Petrochemical Corporation injected its chemicals business into Sinopec Corp. China Petrochemical Corporation continue to operate several petrochemical facilities and small-scale refining plants. Its services include provision of drilling, logging and downhole operation services, production and maintenance of manufacturing equipment; project construction service and water, electricity and other public utilities and social services.

The relationship of China Petrochemical Corporation and Sinopec Corp. between the Company and its de facto controller are set out below:

*

Includes 553,150,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned international subsidiary of China Petrochemical Corporation, through HKSCC (Nominees) Limited.

Both China Petrochemical Corporation and Sinopec Corp. are controlling shareholders of the Company as defined under the Hong Kong Listing Rules and are controlling shareholders and de facto controller of the Company under the Shanghai Listing Rules. Therefore, China Petrochemical Corporation and Sinopec Corp. and their associates are connected persons of the Company under the Hong Kong Listing Rules and the Shanghai Listing Rules. China Petrochemical Corporation is the ultimate beneficial owner of the Company and Sinopec Corp.

In addition, an associate of Sinopec Corp. holds 22.67% equity interest in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore, Jinshan Associated Trading is a connected person of the Company pursuant to Rule 14A.16 of the Hong Kong Listing Rules and the relevant rules of the Shanghai Listing Rules.

2.3	Background, reasons for the transactions, pricing policies and the proposed Annual Caps

2.3.1	Purchase of raw materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Corp. and its associates at market prices, for producing various types of products.

The Company has also been utilising the crude oil reserves of China Petrochemical Corporation by borrowing and purchasing crude oil from Sinopec Petroleum Reserve Company Limited (“Sinopec Reserve”) according to the Company’s production plans, stocks of crude oil and estimates on market demand.

The table below sets out the historical figures of the Company’s aggregate purchases of petrochemical raw materials and other materials and goods from China Petrochemical Corporation, Sinopec Corp. and their associates for each of the two years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2017	2018	2019
Aggregate purchases of petrochemical raw materials and other materials and goods from China Petrochemical Corporation, Sinopec Corp. and their associates	43,414	56,428	28,162

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the purchase of raw materials, with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016. The Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2016 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2019, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 October 2019 so as to continue to purchase petrochemical raw materials and other materials and goods which are necessary for production from or via China Petrochemical Corporation, Sinopec Corp. or their associates at market price for the three years ending 31 December 2020, 2021 and 2022. The effectiveness of Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the first EGM of the Company in 2019 approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: As the Group does not possess reserves of crude oil and other raw materials, it is necessary for the Company to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC have always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to qualified crude oil business operators. The Company may only purchase crude oil from licensed crude oil suppliers. China Petrochemical Corporation, Sinopec Corp. and their associates (e.g. China International United Petroleum & Chemicals Company Limited and Sinopec Reserve) are licensed crude oil suppliers. In addition, China Petrochemical Corporation, Sinopec Corp. and its associates have large crude oil storage tanks and pipeline transportation facilities which are close to the Company’s production site. The Company considers that using the pipeline facilities of China Petrochemical Corporation, Sinopec Corp. and their associates to import crude oil ensures a stable and secure supply of crude oil and reduce transportation costs of crude oil.

The Company has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via Sinopec Corp. and its associates (including China International United Petroleum and Chemicals Company Limited, Shanghai Secco Petrochemical Company Limited, etc.). The Company considers that an interruption of raw materials supply from Sinopec Corp. would cause difficulties to and increase costs of the operation of the Company, and therefore have a material adverse impact on the Company’s production of its petroleum products and petrochemical products. The Company has also been utilising the crude oil reserves of Sinopec Reserve by purchasing and borrowing crude oil from Sinopec Reserve, which allows the Company to reduce its stock of crude oil, and to adjust and optimise its stock of crude oil according to production plans, stock status of crude oil and estimates on market demand.

Accordingly, the Board believes that reliability and stability of supply of raw materials is crucial to the safe, steady, long-term, fully-loaded and optimised operation of the Company and it is in the interest of the Company and its Shareholders as a whole to continue the purchase and borrowing of raw materials from or via China Petrochemical Corporation, Sinopec Corp. and their associates.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via China Petrochemical Corporation, Sinopec Corp. and their associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs;

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)

if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy:

As at the date of this announcement, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the raw materials purchased from or via China Petrochemical Corporation, Sinopec Corp. and their associates. The price of raw materials shall therefore be determined in accordance with the prevailing market prices.

The price of crude oil purchased from Sinopec Corp. and its associates are determined on the basis of prevailing market prices that Sinopec Corp. and its associates acquire crude oil from the open market at the prevailing market prices plus an agency fee, which is determined in accordance with prevailing market commission rates for agency purchases of crude oil from the open market. The Company closely tracks the market and chooses the type and quantity of oil on its own, leaving the price to be decided by the market.

The FOB of crude oil purchased from China Petrochemical Corporation and its associates (such as Sinopec Reserves) is determined by the average import FOB of the type of crude oil one month before crude oil is planned for delivery from stocks (pricing month); the freight is determined by the average freight of China Petrochemical Corporation and Sinopec Corp.; and the exchange rate is calculated at the exchange rate on the first trading day of the month in which crude oil is planned for delivery from stocks. The fee of usage of crude oil borrowed by the Company is calculated on the basis of the costs of purchase such as CIF, miscellaneous delivery expenses, insurance expenses and taxes for the same type of oil in the month of borrowing the crude oil (borrowing month), and on the basis of the interest rate for a six-month loan as announced by the PBOC during the borrowing month.

The price of other petrochemical raw materials (other than crude oil) purchased from China Petrochemical Corporation, Sinopec Corp. and their associates is determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

The price of other materials and goods (such as spare parts) is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

The Company will settle the payment for its raw material purchases by way of cash in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

Annual Caps: For the three years ending 31 December 2020, 2021 and 2022, the Company proposed that the annual transaction values in relation to the purchase of raw materials from China Petrochemical Corporation, Sinopec Corp. and their associates shall not, in aggregate, exceed the Annual Caps of RMB78.453 billion, RMB74.111 billion and RMB78.591 billion, respectively. In 2016, the then Independent Shareholders of the Company approved the Annual Caps of RMB63.257 billion, RMB74.689 billion and RMB80.286 billion in relation to the purchase of raw materials for the two years ended 31 December 2017 and 2018 and the year ending 31 December 2019, respectively. The Annual Caps for 2017 and 2018 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2019 will not be exceeded.

The Annual Caps for the three years ending 31 December 2020, 2021 and 2022 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from or via China Petrochemical Corporation, Sinopec Corp. and their associates;

(b)

considering the fluctuation of crude oil prices in the last few years, the Company’s estimate of the impact of possible price fluctuations on crude oil and other major raw materials brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market;

(c)

the Company’s estimate of its business growth and expansion of business of the Company’s subsidiary, Jinshan Associated Trading Company. China Jinshan Associated Trading Company is mainly engaged in the import & export and domestic trade of petrochemical products, and its scope of businesses has greatly expanded in recent years. The net sales recorded in 2017, 2018 and the six months ended 30 June 2019 are RMB24.953 billion, RMB27.650 billion and RMB13.436 billion. In determining the Annual Caps for the three years ending 31 December 2020, 2021 and 2022, the raw material procurement expenses are estimated on the basis of annual business growth of 3%, 4% and 5% of China Jinshan Associated Trading Company; and

(d)	the Company’s estimate that the exchange rate of the RMB to US Dollar may fluctuate in the future.

Based on the crude oil transactions in recent years (the average price of Brent oil on the London International Exchange for 2015-2018 was US$52.38/barrel, US$44.55/barrel, US$54.79/barrel and US$71.59/barrel, respectively) and with reference to the projections by various professional institutions, the Annual Caps are determined with reference to the Brent crude oil price of US$68/barrel, US$68/barrel and US$68/barrel for the three years ending 31 December 2020, 2021 and 2022 (which are at the higher end of the projections by the professional institutions) and the estimated exchange rate of US$1:RMB7.10; and

The Company plans to construct projects on refinery restructuring, yarn production of 0.024 million tons/year, 48K large tow carbon fiber of 0.012 million tons/year, seawall management of hidden problems, Jinshan district environmental comprehensive remediation 0.40 million tons/year clean gasoline components units and other environmentally friendly, energy-saving technological upgrade projects. Construction and operation of the abovementioned projects will further increase the Company’s demand for raw materials and goods.

2.3.2	Sale of petroleum products and petrochemical products

Background: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licenses to conduct transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Huadong Sales Company Limited) are licensed petroleum products business operators, hence, since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to Sinopec Corp. and its associates.

In addition to sale of petroleum products, the Company had in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene and ethylene oxide (“EO”) etc., to Sinopec Corp. and its associates.

Sinopec Corp. was one of the Company’s five largest customers for each of the two years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019. The table below sets out the historical figures of the Company’s aggregate sales of petroleum products and petrochemical products to Sinopec Corp. and its associates for each of the two years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2017	2018	2019
Aggregate sale of petroleum products and petrochemical products to Sinopec Corp. and its associates	48,948	59,841	30,595

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the sale of petroleum products and the sale of petrochemical products, with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2016 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2019, the Company entered into the Renewed Mutual Product Supply and the Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 October 2019 so as to continue the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates for the three years ending 31 December 2020, 2021 and 2022.

The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the first EGM of the Company in 2019 approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transaction: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licences to conduct transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Huadong Sales Company Limited) are licensed petroleum products business operators. In addition, Sinopec Corp. and its associates own widespread petroleum products sales network and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products via the channel of Sinopec Corp. and its associates would help the Company benefit from its solid commercial network and improve the Company’s competitiveness.

The Company believes that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for a prolonged storing of its petrochemical products in its inventory, optimises its operation, largely reduces impact of fluctuation of market demand and ensures stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with Sinopec Corp., it believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can assist the retention of its existing product users and the development and market expansion for its products.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)

if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy:

(i)	State tariffs and State’s guidance prices

The price charged by the Company in relation to the sale of petroleum products to Sinopec Corp. and its associates are constrained by the relevant pricing requirements stipulated by the relevant government authorities, and the State tariffs and State’s guidance prices provide pricing references to the price charged by the Company.

The government pricing for different products is determined based on the following:

Types of product with State tariff or State’s guidance prices	Primary basis for price determination
Petroleum products (Gasoline, Diesel)	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge【2016】No.64) (《進一步完善成品油價格形成機制有關問題的通知》(發改價格【2016】64號)) issued by the National Development and Reform Commission on 13 January 2016 and the Rules for Pricing of Petroleum Management Method《石油價格管理辦法》issued on the same day, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be State’s guidance prices; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, shall be State tariffs. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission publishes the information on adjustments by information release.

Jet fuel	According to the Circular of the National Development and Reform Commission on the Market Price of Jet Fuel (Fa Gai Jia Ge 【2015】No.329)(《國家發展改革委關於航空煤油出廠價格市場化改革有關問題的通知》(發改價格[2015]329號) issued by the National Development and Reform Commission on 15 February 2015, the price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market.

(ii)	Prevailing market prices

As at the date of this announcement, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the petrochemical products sold by the Company. The price of petrochemical products sold by the Company shall therefore be determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petroleum products and petrochemical products by way of cash in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products and petrochemical products.

Annual Caps: For the three years ending 31 December 2020, 2021 and 2022, the Company proposed that the annual transaction values in relation to the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB70.113 billion, RMB66.021 billion and RMB71.274 billion, respectively. In 2016, the then Independent Shareholders of the Company approved the Annual Caps of RMB82.507 billion, RMB96.166 billion and RMB102.914 billion in relation to the sale of petroleum products and petrochemical products for the two years ended 31 December 2017 and 2018 and the year ending 31 December 2019, respectively. The Annual Caps for 2017 and 2018 were not exceeded and based on the current estimate, the Company is of the view that the Annual Caps for 2019 will not be exceeded.

The Annual Caps for the three years ending 31 December 2020, 2021 and 2022 are determined with reference to:

(a)

the previous transactions conducted and transaction amounts in respect of the sale of petroleum products and petrochemical products to China Petrochemical Corporation, Sinopec Corp. and its associates;

(b)

considering the fluctuation of crude oil prices in the last few years, the Company’s estimate of the impact of possible price fluctuations on crude oil brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, which cause fluctuation to the prices of petroleum products and petrochemical products; and

(c)	the Company’s estimate of the improvement in the petroleum product mix and the enhancement in quality of petroleum products in China.

2.3.3	Property leasing

Background: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No. 728 Yan’an Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. In 2007, the Company decided to lease the property to Sinopec Corp. and its associates considering their strong financial background and included the property leasing into the Existing Mutual Product Supply and Sales Services Framework Agreement.

The table below sets forth the historical figures of the Company’s annual transaction values in relation to property leasing to Sinopec Corp. and its associates for each of the two years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2017	2018	2019
Annual transaction values in relation to property leasing to Sinopec Corp. and its associates	28	30	26

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016, which governs, among other things, the relevant continuing connected transaction regarding leasing of property. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2016 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2019, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 October 2019 so as to continue the leasing of properties to Sinopec Corp. and its associates for the three years ending 31 December 2020, 2021 and 2022. The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the first EGM of the Company in 2019 approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: Part of the property is leased to Sinopec Corp. and its associates. Taking into account (i) the solid financial background and reputation of Sinopec Corp. and (ii) the fact that Sinopec Corp. is able to rent many rooms for a relatively long period of time, the Board proposed the Company to continue leasing the property to Sinopec Corp. and its associates in the future.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sales Service Framework Agreement, the leasing of property to Sinopec Corp. and its associates is priced with reference to the then prevailing market conditions and at a rate that is no less favourable than the rental of other similar or comparable spaces and/or units in Huamin Empire Plaza that the Company charges to independent third parties. Where the similar or comparable spaces and/or units are not available, with reference to the rental of commercial properties that are of the same grade as and that are close to Huamin Empire Plaza in the same district.

The Company will generally receive rent in cash in accordance with the payment terms set out in the individual lease agreement.

Annual Caps: For the three years ending 31 December 2020, 2021 and 2022, the Company proposed that the annual transaction values in relation to property leasing to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB37 million, RMB37 million and RMB37 million, respectively. In 2016, the then Independent Shareholders of the Company approved the Annual Caps of RMB36 million, RMB36 million and RMB36 million in relation to the leasing of the property for the two years ended 31 December 2017 and 2018 and the year ending 31 December 2019, respectively. The Annual Caps for 2017 and 2018 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2019 will not be exceeded.

The Annual Caps for the three years ending 31 December 2020, 2021 and 2022 are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years; and

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai.

2.3.4	Agency sale of petrochemical products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

The sales agents with whom the Company entered into these ongoing arrangements include Sinopec Corp. and its associates. The table below sets forth the historical figures of the aggregate agency commissions that the Company paid to Sinopec Corp. and its associates for each of the two years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2017	2018	2019
Aggregate agency commissions the Company paid to Sinopec Corp. and its associates	117	140	64

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016, which governs, among other things, the continuing connected transaction regarding agency sale of petrochemical products. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2016 EGM. As at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2019, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 October 2019 so as to continue to appoint Sinopec Corp. and its associates as agents of the Company in respect of the agency sale of the Company’s petrochemical products for the three years ending 31 December 2020, 2021 and 2022. The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the first EGM of the Company in 2019 approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. Sinopec Corp. is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing Sinopec Corp. and its associates as its sales agents, it will benefit from Sinopec Corp.’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid peer competition and further improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to Sinopec Corp. and its associates in connection with the agency sale of the Company’s petrochemical products are based on the amount of products for agency sale with reference to the prevailing market commission rates for agency sale of the Company’s petrochemical products.

The Company will pay the commissions by cash generally on a monthly basis.

Annual Caps: For the three years ending 31 December 2020, 2021 and 2022, the Company proposes the annual agency commission payable to Sinopec Corp. and its associates for sale of the Company’s petrochemical products shall not, in aggregate, exceed the Annual Caps of RMB166 million, RMB168 million and RMB169 million, respectively. In 2016, the then Independent Shareholders of the Company approved the Annual Caps of RMB195 million, RMB232 million and RMB240 million in relation to the annual agency sale of the Company’s petrochemical products for the two years ended 31 December 2017 and 2018 and the year ending 31 December 2019, respectively. The Annual Caps for 2017 and 2018 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2019 will not be exceeded.

The Annual Caps for the three years ending 31 December 2020, 2021 and 2022 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through Sinopec Corp. and its associates; and

(b)	the Company’s estimate of the change in the production volume of petrochemical products.

2.3.5	Provision of construction, installation and engineering design services

Background: In order to upgrade and optimise existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centres and research institutes. The detailed engineering and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including Sinopec Ningbo Engineering Company Limited and Sinopec Shanghai Engineering Company Limited, both of which are subsidiaries of Sinopec Engineering (Group) Co., Ltd.

The table below sets forth the historical figures of the aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates for each of the two years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2017	2018	2019
Aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates	173	109	25

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016, which governs, among other things, the continuing connected transaction regarding construction, installation and engineering design with China Petrochemical Corporation. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2016 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire on 31 December 2019, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 October 2019 so as to continue to obtain construction, installation and engineering design services from China Petrochemical Corporation and its associates for the three years ending 31 December 2020, 2021 and 2022. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the first EGM of the Company in 2019 approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services of good quality. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from China Petrochemical Corporation and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from China Petrochemical Corporation and its associates will minimise the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced with reference to the prevailing market prices. In determining whether the consideration is in line with prevailing market prices, the Company will refer to the bidding prices quoted by at least two independent third parties providing services with comparable scale where such services were provided under normal trading conditions for such services. Due to the unique nature of engineering design services, it is not feasible to obtain quotations from at least two independent service providers and the Company will refer to the prices of at least two transactions of a similar nature. Following receipt of the quotation, the Company will compare and negotiate the price and terms of the quotation on an arm’s length basis, and determine the selection of service provider by taking into account factors such as price quotations, quality of the products and services, particular needs of the project, technical advantages of the service providers, ability of the service providers in meeting delivery schedules and to continuously provide the services, and qualification and relevant experiences of the service providers.

The Company will settle the fees by cash in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

Annual Caps: For the three years ending 31 December 2020, 2021 and 2022, the Company proposed that the annual fees payable in relation to the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates shall not, in aggregate, exceed the Annual Caps of RMB684 million, RMB1,074 million and RMB1,004 million, respectively. In 2016, the then Independent Shareholders of the Company approved Annual Caps of RMB1,788 million, RMB2,621 million and RMB3,444 million in relation to the provision of construction, installation and engineering design services for the two years ended 31 December 2017, 2018 and the year ending 31 December 2019, respectively. The Annual Caps for 2017 and 2018 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2019 will not be exceeded.

The Annual Caps for the three years ending 31 December 2020, 2021 and 2022 are determined with reference to:

(a)

the previous transactions conducted and transaction amounts in respect of the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and

(c)

the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC. For each of the two years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019, China’s GDP growth was 6.9%, 6.6% and 6.3%, respectively, while the CPI was 1.6%, 2.1% and 2.7%. China’s labor costs have increased year by year. In determining the Annual Caps for the three years ending 31 December 2020, 2021 and 2022, the Company estimates that the market price of construction, installation and engineering design services will be improved due to the expected economic growth and sustainability of China.

The Company plans to construct projects of refinery restructuring, yarn production of 0.024 million tons/year, 48K large tow carbon fiber of 0.012 million tons/year, seawall management of hidden problems, Jinshan district environmental comprehensive remediation 0.40 million tons/year clean gasoline components units and other environmentally friendly, energy-saving technological upgrade projects. According to the Company’s current project investment plan, the capital expenditure for the abovementioned projects during the years of 2020, 2021 and 2022 are expected to be over RMB0.57 billion, RMB0.66 billion and RMB0.87 billion, respectively. The implementation of the abovementioned projects is subject to the approval of relevant PRC government authorities.

2.3.6	Provision of petrochemical industry insurance agency services

Background: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by China Petrochemical Corporation for the property insurance cover on the operations of the Company.

The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the two years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2017	2018	2019
Aggregate insurance premium the Company paid to China Petrochemical Corporation	126	121	55

The Company entered into the Existing Comprehensive Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the provision of petrochemical industry insurance services, with China Petrochemical Corporation on 23 August 2016. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2016 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire on 31 December 2019, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 October 2019 so as to continue to obtain petrochemical industry insurance services from China Petrochemical Corporation and its associates for the three years ending 31 December 2020, 2021 and 2022. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the first EGM of the Company in 2019 approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. The Company believes that maintaining a suitable insurance coverage for the Company’s operation is important and will minimise the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allows the Company to secure essential insurance coverage for its operation and is therefore beneficial to the Company.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the premium payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services are priced according to the Safety Production Insurance Fund Document, a document jointly issued in 1997 by the Ministry of Finance of the PRC and the former China Petrochemical Corporation. Under the Safety Production Insurance Fund Document, the Company pays the insurance premium twice a year in cash, representing the maximum of 0.2% of the average inventory value of the insured fixed assets of the previous six months (according to statutory requirements by the Chinese government) after deduction of certain items which are not covered by the captive insurance.

Annual Caps: For the three years ending 31 December 2020, 2021 and 2022, the Company proposed that the annual insurance premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services shall not, in aggregate, exceed the Annual Caps of RMB120 million, RMB130 million and RMB140 million, respectively. In 2016, the then Independent Shareholders of the Company approved the Annual Caps of RMB140 million, RMB160 million and RMB180 million in relation to the provision of petrochemical industry insurance services for the two years ended 31 December 2017, 2018 and the year ending 31 December 2019, respectively. The Annual Caps for 2017 and 2018 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2019 will not be exceeded.

The Annual Caps for the three years ending 31 December 2020, 2021 and 2022 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation; and

(b)	the Company’s estimate of the change in the value of its facilities in view of the Company’s existing and future development.

2.3.7	Financial services

Background: Sinopec Finance is a non-bank finance company approved and regulated by the PBOC and the CBRC and is an associate of China Petrochemical Corporation. The Company has been obtaining from Sinopec Finance certain financial services including:

•	settlement services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	guarantee services; and

•	any other services provided by Sinopec Finance as approved by the CBRC.

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance for each of the two years ended 31 December 2017 and 2018 and for the six months ended 30 June 2019:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2017	2018	2019
Aggregate fees the Company paid to Sinopec Finance	5	19	0.5

The Company entered into the Existing Comprehensive Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the provision of financial services, with China Petrochemical Corporation on 23 August 2016. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2016 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire on 31 December 2019, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 October 2019 so as to continue to obtain financial services from Sinopec Finance for the three years ending 31 December 2020, 2021 and 2022. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the first EGM of the Company in 2019 approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The major financial services obtained by the Company from Sinopec Finance include loans, receipts and payments on behalf of the Company, discounted services and settlement services.

Since no guarantee is required for the loans provided by Sinopec Finance, and these loans will be used as financial aids under normal commercial terms, this transaction is exempted from the reporting, announcement and independent shareholders’ approval requirements according to 14A.90 of the Hong Kong Listing Rules. The loans are obtained from Sinopec Finance under normal commercial terms which are not less favourable than those terms of Chinese commercial banks for loans.

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services, such as loan facilities, discounting services, settlement services and so forth. In addition, the customized preferential policies save financial expenses of the Company and increase the settlement efficiency among Sinopec companies, thereby ensuring fund security within the system and reducing risks posed on the fund of the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions.

Pricing: The fees and charges payable by the Company to Sinopec Finance under the Renewed Comprehensive Services Framework Agreement will be no less favourable than the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time. If neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favorable than terms available from the major commercial banks or financial institutions in China. In determining whether the terms offered by Sinopec Finance is no less favourable, the Company will compare the terms with at least two transactions of a similar type with, or two quotes obtained from, major commercial banks or financial institutions which are independent third parties. The Company will ensure that the Company’s interests are fully protected by controlling and examining the cost of financial services provided to the Company.

The Company will settle the fees and charges by cash in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

Annual Caps: For the three years ending 31 December 2020, 2021 and 2022, the Company proposed the annual fees payable to Sinopec Finance in relation to the provision of financial services shall not, in aggregate, exceed the Annual Caps of RMB200 million, RMB200 million and RMB200 million, respectively. In 2016, the then Independent Shareholders of the Company approved the Annual Caps of RMB200 million, RMB200 million and RMB200 million in relation to the provision of financial services for the two years ended 31 December 2017, 2018 and the year ending 31 December 2019, respectively. The Annual Caps for 2017 and 2018 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2019 will not be exceeded.

The Annual Caps for the three years ending 31 December 2020, 2021 and 2022 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance Company Limited;

(b)	the Company’s estimate of its business scale; and

(c)	the Company’s volume of transactions involving the use of financial services.

The Company obtained a number of loans (such as short-term loans and project loans) and continued to obtain discounted notes from Sinopec Finance. Due to the increase in profits of over the past two years, the Company has sufficient working capital for operation and there is little demand for external financing.

The Company plans to construct projects of refinery restructuring, yarn production of 0.024 million tons/year, 48K large tow carbon fiber of 0.012 million tons/year, seawall management of hidden problems, Jinshan district environmental comprehensive remediation 0.40 million tons/year clean gasoline components units and other environmentally friendly, energy-saving technological upgrade projects. In the meantime, completion of such projects will further increase the production scale of the Company and increase demand of working capital of the Company. In addition, the Company has taken into account the initial working capital of the projects that may be put into operation in the next three years, as well as the additional working capital required for the expansion of the Company’s production scale. In determining the Annual Caps, the Company has considered its working capital and external financing to meet the funding needs. The Company expects to obtain approximately RMB2.00 billion of project loans and approximately RMB 2.00 billion of ordinary loans and discounted notes from Sinopec Finance for the three years ending 31 December 2020, 2021 and 2022. In determining the Annual Caps for the three years ending 31 December 2020, 2021 and 2022, the Company has estimated that the interest rates on these loans are 90% of the current interest rates issued by the People’s Bank of China.

2.4	Internal control mechanism for the pricing of Continuing Connected Transaction

The Company has implemented the following internal control mechanisms in order to ensure that the pricing mechanisms and terms of Continuing Connected Transactions are fair and reasonable and no less favourable than the terms provided by any independent third party:

(a)

Where the pricing for a Continuing Connected Transaction is determined with reference to the prevailing market prices or market commission rate, the Company has set up a Price Management Committee that is responsible for the overall pricing management. The sales department of the Company is responsible for collecting and compiling price information. It compares and analyses market prices for the same types of transactions in the industry and provides a forecast on the trend of market prices. In the second half of every month, the finance department calls a meeting with sales department and other related departments to analyse and discuss the market condition and propose a draft price adjustment plan for the next month. This plan will be further reviewed by the sales department and submitted to the Pricing Management Committee of the Company for review and approval. The finance department will be responsible for issuing and implementing the approved plan.

(b)

The Company’s internal control department regularly conducts internal assessments on the completeness and effectiveness of the internal control measures of the Company in relation to connected transactions throughout the year. The legal and contract management department of the Company reviews and examines of the contracts in relation to connected transactions, and the contract execution department monitors the transaction amounts of the connected transactions in a timely manner.

(c)

The Company implements connected transactions in accordance with its internal control measures. The files and ledgers for connected transactions are set up by designated accounting personnel. The files and ledgers are checked and verified by the relevant personnel responsible for monitoring connected transactions at least once every quarter. Such personnel review and analyse the connected transactions statements to ensure that the transactions are conducted in accordance with the pricing policies at least once every quarter and prepare reports on the findings regularly. The transaction amount for connected transactions are compared with and analysed against the prevailing market prices for the same period in order to identify and rectify any existing problems as well as providing suggestions for improvement.

(d)

The Board, Supervisory Committee and Audit Committee of the Company review the annual financial report, annual report and interim financial report which contain the information on the implementation of the Continuing Connected Transactions on an annual basis. The independent non-executive Directors provide their opinions on the connected translations during the periods of the reports, mainly including whether the Continuing Connected Transactions are fair and reasonable, and whether the actual transaction amounts incurred by the Continuing Connected Transactions are within the annual caps.

(e)

The external auditor of the Company conducts an annual audit each year, and issues its opinions as to the implementation of the Continuing Connected Transactions by the Company and whether the amounts incurred by the connected transaction are within the Annual Caps during the year pursuant to the requirements of the Hong Kong Listing Rules.

By implementing the above internal control measures and procedures, the Directors consider that the Company has established sufficient internal control measures to ensure the pricing basis of the Renewed Framework Agreements will be on market terms and on normal commercial terms or better and will be fair and reasonable to the Company and the Shareholders as a whole.

3.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

The Continuing Connected Transactions are subject to the applicable requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the Continuing Connected Transactions under both the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement, the relevant applicable percentage ratios (other than the profits ratio) set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis. Therefore, the Continuing Connected Transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement constitute non-exempt Continuing Connected Transactions under the Hong Kong Listing Rules, and such transactions together with the proposed Annual Caps will be subject to the approval by the Independent Shareholders at the EGM.

Pursuant to the Shanghai Listing Rules, the Renewed Mutual Product Supply and Sales Services Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder must be approved by the Independent Shareholders at the EGM.

4.	BOARD APPROVAL & APPROVAL OF INDEPENDENT SHAREHOLDERS

At the 18th meeting of the ninth session of the Board on 23 October 2019, the Board approved each of the Continuing Connected Transactions and the terms and execution of the Renewed Framework Agreements. The Company entered into the Renewed Framework Agreements with China Petrochemical Corporation and Sinopec Corp. on 23 October 2019. The effectiveness of the Renewed Framework Agreements is conditional upon the passing of the relevant resolutions at the first EGM of the Company in 2019 approving the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The Board (excluding the members of the Independent Board Committee) takes the view that the terms of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions are in the interests of the Company and its Shareholders as a whole.

A letter containing the advice of the Independent Financial Adviser by Independent Board Committee will be despatched to the H Shareholders of the Company on or around 13 November 2019. The Company will seek Independent Shareholders’ approval of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2020, 2021 and 2022. In addition, the Company shall comply with other relevant requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions.

5.	DESPATCH OF H SHAREHOLDERS’ CIRCULAR

The Company has appointed an Independent Financial Adviser to the Independent Board Committee. A circular containing, amongst other things, details of the Continuing Connected Transactions under the Renewed Framework Agreements, and letters from the Independent Board Committee and from the Independent Financial Adviser will be despatched to the H Shareholders on or around 13 November 2019.

The Company will convene the EGM to approve the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps for the three years ending 31 December 2020, 2021 and 2022 on the Continuing Connected Transactions, on Tuesday, 10 December 2019, the notice of the EGM will be published on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form, notice of attendance and circular.

6.	GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products.

7.	APPROVAL PROCEDURES

The Continuing Connected Transactions were approved by the Directors at the 18th meeting of the ninth session of the Board. None of the Directors have a material interest in the Continuing Connected Transactions under the Hong Kong Listing Rules. Pursuant to the Shanghai Listing Rules, Mr. Wu Haijun, Mr. Zhou Meiyun, Mr. Lei Dianwu and Mr. Mo Zhenglin who were deemed interested in these transactions as they work in companies which are connected persons of the Company, abstained from voting at the Board meeting.

Pursuant to the Shanghai Listing Rules, prior to the approval by the Board, information relating to the Renewed Framework Agreements and the Continuing Connected Transactions was submitted to the independent non-executive Directors for review and approval. The independent non-executive Directors of the Company considered that the terms of the Renewed Framework Agreements and the Continuing Connected Transactions are on normal commercial terms or better, fair and reasonable as far as the Company and its Shareholders as a whole are concerned, and are not detrimental to the interests of the Company or minority shareholders.

Pursuant to the Hong Kong Listing Rules, as the relevant percentage ratios of the Continuing Connected Transactions under the Renewed Framework Agreements are more than 5%, the Independent Board Committee needs to opine on the continuing connected transactions under the Renewed Framework Agreement. Prior to the approval of such Continuing Connected Transactions by the Independent Board Committee, information relating to the Renewed Framework Agreements and the Continuing Connected Transactions thereunder was submitted to the Independent Board Committee for review and approval. The recommendation from the Independent Board Committee will be set out in the circular to H shareholders.

The Renewed Framework Agreements and the Continuing Connected Transactions thereunder as well as the Annual Caps for the three years ending 31 December 2020, 2021 and 2022 will be subject to approval at the first EGM of the Company in 2019. Shareholders who are interested in the Continuing Connected Transactions (being Sinopec Corp. and its associates) will abstain from voting at the EGM.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings:

“2016 Announcement”	an announcement published on the website of Hong Kong Stock Exchange and the website of Shanghai Stock Exchange on 23 August 2016 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2016 Circular”	a circular published on the website of Hong Kong Stock Exchange on 2 September 2016 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2016 EGM”	the first EGM of the Company in 2016 held on 18 October 2016 to consider and approve the continuing connected transactions pursuant to the Existing Framework Agreements

“Annual Cap(s)”	the maximum aggregate annual values

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“China Petrochemical Corporation”	China Petrochemical Corporation Limited, a limited liability company (state-owned enterprise) incorporated in the PRC

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Continuing Connected Transactions”	the on-going connected transactions between the Company and China Petrochemical Corporation, Sinopec Corp. and their associates in respect of (i) purchase of raw materials; (ii) sale of petroleum products and petrochemical products; (iii) property lease; (iv) agency sale of petrochemical products; (v) provision of construction, installation and engineering design services; (vi) petrochemical industry insurance services; and (vii) provision of financial services; the terms of which are set out in the Renewed Framework Agreements

“Director(s)”	the Director(s) of the Company, including independent non-executive Directors

“EGM”	the first extraordinary general meeting for 2019 to be held by the Company at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 10 December 2019, at 2 p.m., for the purpose of, among other things, approving the Continuing Connected Transactions and the Annual Caps applicable thereto

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and China Petrochemical Company on 23 August 2016 in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Existing Framework Agreements”	the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement

“Existing Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company, China Petrochemical Corporation and Sinopec Corp. on 23 August 2016 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	the Shareholders of the Company who/which hold H shares of the Company

“Independent Board Committee”	the committee of independent Directors, consisting of independent non-executive Directors Zhang Yimin, Liu Yunhong, Du Weifeng and Li Yuanqin, which has been formed to advise the Independent Shareholders in respect of the terms of the Continuing Connected Transactions under the Renewed Framework Agreements and the proposed Annual Caps for the three years ending 31 December 2022 on each of the Continuing Connected Transactions

“Independent Shareholders”	shareholders other than Sinopec Corp. and its associates

“PBOC”	People’s Bank of China

“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Renewed Comprehensive Services Framework Agreement”	the comprehensive services framework agreement dated 23 October 2019 entered into between the Company and China Petrochemical Corporation in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Renewed Framework Agreements”	the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement

“Renewed Mutual Product and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement dated 23 October 2019 entered into between the Company, China Petrochemical Corporation and Sinopec Corp. in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of sales agency services of petrochemical products

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Shenwan Hongyuan” or “Independent Financial Adviser”	Shenwan Hongyuan Capital (H.K.) Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Continuing Connected Transactions and the proposed Annual Caps in relation to the same for the three years ending 31 December 2022

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028), London (stock code: SNP) and New York (stock code: SNP)

“Sinopec Finance”	Sinopec Finance Company Limited, a company incorporated in the PRC with limited liability and a subsidiary of China Petrochemical Corporation

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 23 October 2019

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